

July 9, 2010

Stephen E. Hare
Senior Vice President and Chief Financial Officer
Wendy's/Arby's Group, Inc.
1155 Perimeter Center West
Atlanta, GA 30338

> **Re:** **Wendy's/Arby's Group, Inc.**
> **File No. 001-02207**
> **Form 10-K for the Fiscal Year Ended January 3, 2010**
> **Form 10-Q for the Quarterly Period Ended April 4, 2010**
> **Schedule 14A filed April 9, 2010**

Dear Mr. Hare:

We have reviewed your filings and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2010

Item 1. Business
The Wendy's Restaurant System
International Operations, page 7

1. Please explain to us your accounting for upfront development fees paid by developers and tell us how these fees are reported in your financial statements.

Item 1A. Risk Factors, page 14

2. Please revise the introductory language in future filings to clarify that all material risks have been discussed.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37

3. Please quantify each material factor cited when two or more are cited as reasons for impacts on results so that investors may have an understanding of their magnitude and proportion. For example, refer to the last paragraph under "sales" in the Form 10-K and the discussion under "restaurant margin" in the Form 10-K and Form 10-Q for the quarterly period ended April 4, 2010. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance. If quantification is not practicable, please state so and describe your basis for citing the factor.

4. We note that cost of sales is a material component of your results and margins, and that changes in elements of cost of sales are cited as contributing to changes in margins. In this regard, please provide a comparative analysis of cost of sales for each segment. We believe a table that presents each material component of cost of sales would be useful to investors and aid your analysis. Please include the intended revised disclosure in your response.

Restaurant Statistics, page 38

5. The industry trends, economic conditions and competitive pressures identified earlier in the filing appear to apply to both Wendy's and Arby's systems. In connection with this, please explain to us and disclose the reason for the disparity in changes in same-store sales between the two systems in both the magnitude and trend disclosed here and through the first quarter of 2010.

6. Please explain to us and disclose the reason for the disparity in the trend in restaurant margin between the two systems disclosed here and through the first quarter of 2010.

7. In regard to company-owned average unit volumes, it appears that similar information for franchised stores would be meaningful information as a context for royalties and fees you record and for comparative purposes between these ownership types. Please advise.

Restaurant Margin, page 40

8. Here and in your interim reports, please disclose the dollar amount of margins for context, particularly given that certain items are excluded in its computation as indicated on page 33.

Liquidity and Capital Resources
Sources and Uses of Cash for 2009, page 40

9. We note in your disclosure here and in the first quarter of fiscal 2010 that you primarily discuss net cash provided by operating activities in terms of net income and non-cash items. Reference to net income, prepared on the accrual basis of accounting, as well as non-cash items does not appear to provide a sufficient basis for a reader to analyze changes in cash

flow from operations in terms of cash. Accordingly, please disclose the significant reasons and related underlying drivers sufficient to explain a substantial portion of changes in and level of cash flow of operating activities in terms of cash on a comparative basis. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. In particular, there is no discussion in regard to why net cash provided by operating activities is significantly greater in each annual period relative to the immediately preceding period and is significantly lower in the first quarter of fiscal 2010 relative to the first quarter of fiscal 2009.

Notes to the Consolidated Financial Statements
Note 7. Goodwill and Other Intangible Assets, page 87

10. You disclose that you attribute substantially all goodwill to franchise reporting units. Presumably, this means that all of the goodwill attributed to Wendy's franchise reporting units was attributed to franchised restaurants existing at the date of the merger. In consideration of Accounting Standards Codification 350-20-35-52 and 53, please tell us whether you have adjusted the balance of goodwill for franchised restaurants existing at the date of the Wendy's merger that have been closed by franchisees or acquired by you since the merger. Similarly, tell us your accounting treatment for goodwill attributed to Arby's franchised restaurants that have been closed by franchisees or acquired by you.

Note 21. Guarantees and Other Commitments and Contingencies, page 108

11. Please explain to us your consideration of ASC 460-10-25-2 to 4 in recognizing a liability for the guarantees mentioned in the first paragraph of this note. At a minimum, it appears that a liability should be recorded for the non-contingent obligation to stand ready to perform even if it is not probable that payments will be required under the guarantees.

12. In a risk factor on page 20, you disclose that you currently self-insure a significant portion of expected losses under workers compensation, general liability and property insurance programs. Please tell us and disclose the amount of liability recorded for these situations, separately to the extent material for each.

Exhibits 31.1 and 31.2

13. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-Q for the Quarterly Period Ended April 4, 2010

Condensed Consolidated Balance Sheets, page 1

14. Please explain to us in greater detail the reason for the 84.4% increase in "prepaid expense
    and other current assets" of $24.6 million and the 24.9% decrease in accounts payable of
    $25.8 million relative to the disclosure on page 19 concerning these. In particular, tell us the
    circumstances associated with the higher invoice volumes processed at year end and what the
    estimated other costs and their amounts booked at year end were disclosed on page 19 in
    regard to accounts payable. Further, reconcile for us the change presented in the statement of
    cash flows for 2010 in "prepaid expense and other current assets" of $5.3 million and
    accounts payable of $13.0 million to the respective amounts noted above, as well as that for
    "accrued expenses and other current liabilities" of $42.3 million to the change presented on
    the balance sheet of $20.3 million.

Management's Discussion and Analysis
Restaurant Statistics, page 16

15. We did not note "average unit volume" information here as in the Form 10-K. It appears that
    such information would be useful to investors for interim periods. Please revise or advise.

Restaurant Margin, page 17

16. Please identify for us and in your disclosure the "certain controllable costs" referred to.
    Also, discuss the underlying drivers associated with this factor as well those associated with
    the indicated factor for "labor."

17. In regard to your disclosure that Wendy's margin benefitted from menu mix due to company
    owned restaurants selling a greater percentage of more profitable products, describe the more
    profitable products, and discuss specifics as to why they are more profitable and sales were
    driven to these products (for example, menu changes such as less number of less profitable
    products offered or conversely greater number of more profitable products offered, greater
    promotion of or emphasis upon more profitable products, associated consumer related
    factors, etc.).

18. You disclose here that breakfast advertising decreased in the first quarter of fiscal 2010. In
    the Form 10-K for fiscal 2009, you presented a risk factor that discusses plans to expand
    Wendy's breakfast initiative. Please reconcile these disclosures for us and in your next
    interim period filing, and clarify/update your expectations in regard to the breakfast initiative
    relative to your future operations and results.

Schedule 14A filed April 9, 2010

Risk Oversight, page 15

19. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

1999 Executive Bonus Plan
Fiscal 2009 Awards, page 23

20. We note your disclosure regarding the calculation of Modified EBITDA. In future filings, please disclose all modifications and specific adjustments to the calculation of the Modified EBITDA figure. Also, please disclose the actual Modified EBIDTA result.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-3217 or Max Webb at 202-551-3750 concerning other matters. You may also contact me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief